Jonathan b. abram
Partner
(612) 343-7962
FAX (612) 395-5376
abram.jonathan@dorsey.com

May 23, 2019

VIA FEDERAL EXPRESS

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Kristin Lochhead, Senior Accountant

Brian Cascio, Accounting Branch Chief

Re: ASV Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2018

Filed March 29, 2019

File No. 001-38089

Dear Ms. Lochhead and Mr. Cascio:

This letter relates to comments received by ASV Holdings, Inc. (the “Company”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2019 to the Form 10-K for the fiscal year ended December 31, 2018 filed with the Commission on March 29, 2019 (the “Form 10-K”).

We note that, in connection with this letter, we are filing an amendment to the Form 10-K (the “Amendment”) electronically via the EDGAR system as of the date hereof.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2018

Item 9A. Controls and Procedures, page 26

1.

Please amend your Form 10-K to include management's report on the effectiveness of your internal control over financial reporting as required by Item 308(a) of Regulation SK.  In addition, we note that your Form 10-K/A filed on April 11, 2019 did not include the complete text of Item 8. In the requested amendment please include all items of Form 10-K as well as currently signed and dated certifications.

In response to the Staff’s comment regarding the inclusion of the effectiveness of the Company’s internal control over financial reporting, the Company has revised Item 9A of Part II in the Amendment. In response to the Staff’s comment regarding the lack of the complete text of Item 8 of Part II, the Company has revised the disclosure in the Amendment.

Office of Corporation Finance

Securities and Exchange Commission

May 23, 2019

Page

If the Staff has any questions with respect to the foregoing, or if any additional supplemental information is required, please contact me at (612) 343-7962 or by email at abram.jonathan@dorsey.com.

Very truly yours,

Jonathan B. Abram

cc:	Andrew Rooke, Chief Executive Officer, ASV Holdings, Inc.